July 20, 2009

Mail Stop 4720

Lowell M. Fisher, Jr.
Chairman and Chief Executive Officer
Certified Diabetic Services, Inc.
Airport Woods Commerce Center
10061 Amberwood Road
Fort Myers, Florida 33913

Re: **Certified Diabetic Services, Inc.**
        Registration Statement on Form 10-12G/A, filed June 25, 2009
        File No. 000-53628

Dear Mr. Fisher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12G/A

Item 1. Description of the Company's Business, page 1

1. We note your responses to comments 7, 8 and 9. Please revise your disclosure to specifically state that you do not have a contract with the Centers for Medicare and Medicaid Services or any other federal government agency.

Item 1A. Risk Factors, page 9

Risks Relating to Our Business, page 9

"Competitive bidding for durable medical equipment suppliers…," page 12

2. In addition to the current revisions you have made to this risk factor, please include an assessment of how the upcoming competitive bidding process could negatively impact your diabetes segment. For instance, please include a description of the risks you face should CMS select the bids of other providers as most competitive. As currently written, your disclosure in this risk factor is more a summary of the upcoming competitive bidding process than an assessment of the potential risks you face as a result of competitive bidding.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Critical Accounting Policies, page 18

Revenue Recognition and Accounts Receivable, page 19

3. With respect to part (a) of our prior comment number 32, we are unclear what changes have been made in response to this comment. As such, we reissue this comment and ask that you quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period.

4. Please refer to our comment number 32d and your response. If you have any amounts that are pending approval from any third party payor, please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Liquidity and Capital Resources, page 31

5. Provide a discussion and analysis of cash flow for the two years ended December 31, 2008 and 2007 as required by Item 303 of Regulation S-K.

Item 4. Security Ownership of Certain Beneficial Owners and Management, pages 35-37

6. Please revise the amount of shares owned by Vicis Capital Master Fund as set forth in the principal stockholders table to include all shares over which Vicis Capital Master Fund has voting control in accordance with the requirements of Rule 13d-3(d)(1) of the Exchange Act. Currently, you only include the shares which Vicis Capital Master Fund may vote as the holder of your Series C Preferred Stock and you have not included the 80,000,000 shares of your common stock that Vicis may vote as the holder of your Series D Preferred Stock on an as-converted basis.

Item 13. Financial Statements and Supplementary Data, page F-1

Note 7- Redeemable Preferred Stock

Accounting for Financing Arrangements, page F-27

7. Please refer to your response to our prior comment number 43. It is still unclear how you concluded that the conversion feature for the redeemable convertible preferred stock does not require bifurcation.

a. Provide to us your analysis of how you apparently concluded that the nature of the preferred shares is more akin to an equity instrument as opposed to a debt instrument. Include a discussion of all of the stated or implied substantive terms and features. Tell us what consideration you gave to the conversion features, particularly the impact of any potential adjustment to the conversion price and number of shares that potentially could be issued. Refer to SFAS 133, EITF D-109 and EITF 00-19 as well as any other applicable literature.

b. Provide to us your analysis that the economic characteristics and risks of the conversion option are not clearly and closely related to the convertible preferred shares. Elaborate in further detail as to how you concluded which features should be weighted more heavily in your conclusion. Refer to paragraphs 12(a), and 61(l) of SFAS 133.

Diabetic Plus, Inc. Financial Statements, page F-69

Note 1. Summary of Significant Accounting Policies, page F-72

Income Taxes, page F-73

8. Please refer to your response to our prior comment number 47. It is unclear what changes have been made in response to our comment. Please confirm that you have reclassified the undistributed earnings to paid-in capital in the historical financial statements. Refer to Staff Accounting Bulletin Topic 4B.

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As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lowell M. Fisher, Jr.
Certified Diabetic Services, Inc.
July 20, 2009
Page 5

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-
3613 if you have questions regarding comments on the financial statements and related
matters. Please contact Nandini Acharya at (202) 551-3495, Suzanne Hayes at (202)
551-3675 or myself at (202) 551-3715 with any other questions.

                                                Sincerely,

                                                Jeffrey P. Riedler
                                                Assistant Director

cc: John N. Giordano, Esq.
        Bush Ross, P.A.
        1801 N. Highland Avenue
        Tampa, Florida 33602